Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

Dated: July 19, 2002

EPCOS AG
(Exact name of registrant as specified in its charter)

ST.-MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains:

- Ad-hoc Disclosure Release according to § 15 German Securities Trading Act, dated July 19, 2002 (1 page)

Ad Hoc Release according to § 15 WpHG, 19. July 2002

EPCOS AG: Recovery stalled in the 3rd Quarter of fiscal 2002; detailed figures on the 3rd quarter to be published on July 31st

Munich, Germany – 19. July 2002: Compared to the previous quarter sales of EPCOS were down by 3% to around 329 mn Euro in the 3rd Quarter of fiscal 2002 (April to June). Also, orders of 316 mn Euro did not reach last quarter's level of 332 mn Euro.

So, the recovery which started some quarters ago did not continue.

The slump in demand was most pronounced in Germany, especially in the area of automotive electronics and telecommunications.

EBIT in the 3rd Quarter is likely to be negative by 16 mn Euro. Earnings per Share for the 3rd Quarter therefore will be around -14 Euro-cents. Major reasons are:

- price declines over Q2 of 4 to 5%, which were above expectations,
- foreign exchange losses of around 7-8 mn Euro, especially due to the significant devaluation of the Brazilian Real,
- higher than expected costs from relocation of production processes as well as start-up costs for promising future projects for telecommunications (ceramic modules) and automotive electronics (piezo actuators).

Due to the continuously difficult economic environment EPCOS does not expect an improvement in the current 4th Quarter (July to September).

" The promising recovery of orders in the last quarters did not continue. Our business is stagnant, growth stimuli are lacking and the price pressure is persisting. Therefore, we must intensify our efforts to lower costs even more. All areas of the company must contribute to further savings", said Gerhard Pegam, CEO of EPCOS AG.

Currently further restructuring measures are being taken which are expected to result in one time charges of around 30 mn Euro in the 4th Quarter.

EPCOS will publish final results for the third quarter on July 31st and will then also host a conference call to discuss details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EPCOS AG
(Registrant)

Dated: July 18, 2002

By: ______________________
Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG